FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated November 23, 2006, regarding the decisions adopted by the Board of Directors’ Meeting, held on that date.

Item 1

Lima, November 23, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs:

According to the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs that on the Board of Directors’ Meeting held today the following decisions were adopted:

•	Acceptance of the resignation of Mr. Antonio Carlos Valente Da Silva, Brazilian, identified with Foreign ID N° 000258566 to the positions of Director, Board of Directors and member of the Board of Directors Executive Committee of Telefónica del Perú S.A.A., with regard to his appointment as the director of Telesp, business of the Telefónica Group with headquarters in the city of Sao Paulo, Brazil.

•	Acceptante of the resignation of Mr. José María Álvarez Pallete López, Spanish, identified with passport N° 50705869, to the possitions of director, Vice President and member of the Board of Directors Executive Committee of Telefónica del Perú S.A.A.

•	Acceptante of the resignation by the alternates directors Manoel Amorim, Brazilian, identified with passport N° CK-406027, and Julia María Morales Valentín, identified with DNI N° 08768750, who will maintain the position of Secretary of the Board of Directors and General Secretary of Telefónica del Perú S.A.A.

•	As a result of the vacancy produced by the renunciation of Mr. Antonio Carlos Valente Da Silva, the Board of directors incorporated as Director, Mr. José Javier Manzanares Gutiérrez, Spanish, identified with Foreign ID N° 000062114, who was appointed as Chief of the Board of Directors Telefónica del Perú S.A.A.

Mr. Manzanares Gutiérrez forms part of the Telefónica Group since 1998 and, prior to his designation, he was Chief Executive Officer of Telefónica Móviles S.A. and of Telefónica Móviles Perú Holding S.A.A.

•	In strict application of the social statute, the alternate director Mr. Manuel Álvarez Trongé, of nationality Argentine, identified with passport N° 13.417.628, assumed the condition of Director, given the resignation of Mr. José María Álvarez Pallete López.

•	Approval of the modifications of the organic structure of Telefónica del Perú S.A.A. in the terms of the attached document as Annex N° 1 and incorporated Luis Bernardo Silva and Luis Fernández Jiménez, as functionaries of Telefónica Group, appointed as Vice-President of Human Resources and Vice-President of Planning and Network Engineering, respectively. Assigned Mr. César Andrade Nicoli as Vice-President of Wholesale, who was previously Vice-President of Human Resources.

•	Delegated powers on determined Company’s Functionaries so that two of them, jointly, settled until December 31st, 2007, the terms and conditions through deposit allocation of funds, loan, credit lines or investments in banking institutions, en Telefónica, S.A. or any of their subsidiaries, bonds of Peruvian Public Treasure or United States, up to an amount of US$ 150 millions or other currency equivalent.

Sincerely,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

ANEXO N° 1

ESTRUCTURA ORGÁNICA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: November 29, 2006	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.